THE ASSOCIATES


NEWS

                     FOR IMMEDIATE RELEASE

THE ASSOCIATES CEO HUGHES DISCUSSES 2000 OUTLOOK

DALLAS, Feb. 14, 2000 - Speaking to a group of investors at company headquarters today, Keith W. Hughes, chairman and chief executive officer of Associates First Capital Corporation (NYSE:AFS), and members of his management team discussed their outlook for 2000.

     "The Associates is on track to continue its strong record of reliable earnings growth,"said Hughes. "The company's significant global presence and diversified businesses give it the ability to achieve its objective of mid-teens growth in receivables and earnings. Three areas will be key to profitable growth this year - maintaining stable margins, improving credit quality, and controlling expenses. As always, we are focused on these fundamentals."

Maintaining Margins

     As reported earlier, the company improved its net interest margin in 1999. To maintain stable margins going forward, the company has instituted pricing initiatives across all business lines to address anticipated rising interest rates. "One of our strengths is our ability to maintain stable margins throughout varying interest rate cycles," Hughes said. "Our record speaks for itself."

     The company acknowledged a recent change in the credit rating of its principal operating subsidiary to single-A-plus by Standard & Poor's. At the same time the subsidiary maintains its double-A-minus rating at Moody's, Fitch and Duff & Phelps. "The company has operated with a split rating in the past with nominal impact on borrowing capacity and cost," said Roy A. Guthrie, senior executive vice president and chief financial officer.

Associates CEO Hughes
Feb. 14, 2000
Page Two

     In addition, the company said it is planning for a pending change in the laws governing lending rates in Japan. Company officials said that while margins will be affected on new unsecured loans made after June 1, it is taking steps to mitigate the impact on earnings. At the same time, the company expects this change to provide opportunities for expansion of its business as smaller competitors exit the market.

Credit Quality

     Officials said delinquencies showed improvement in the fourth quarter 1999, except in home equity. The company has taken steps to address credit quality in that business. During 1999, the underwriting criteria for its real estate products was tightened and significant portions of its home equity receivables were centralized into three service and collection centers. The company said it has seen improving credit losses in its domestic home equity business, and overall, the company expects its loss ratio to decrease in 2000. To drive additional efficiencies and expand sales opportunities, certain of the company's consumer branch offices were restructured to focus exclusively on home equity loan originations.

Expense Control

"We will balance expense control with prudent investments in our infrastructure and delivery systems, which are part of building for the future," said Guthrie. The company discussed its first quarter spending on conversions to new loan servicing systems, enhancements to its existing system, and Internet initiatives. These investments will allow the company to operate more efficiently, improve customer service, and deliver new product offerings. "Even as we make these investments, we remain committed to stringent cost controls," said Guthrie.

-more-

Associates CEO Hughes
Feb. 14, 2000
Page Three

     In closing the meeting, Hughes said, "The fundamentals of our varied businesses are strong - our balance and diversification enable us to demonstrate improved results year-over-year regardless of the challenges of the environment in which we operate."

     Associates First Capital Corporation, established in 1918, is a leading diversified finance company providing consumer and commercial finance, leasing, insurance and related services worldwide. The Associates, headquartered in Dallas, has operations in the United States and 14 international markets. For more information, visit The Associates Web site at www.theassociates.com.

     This news release may contain certain forward-looking statements. The factors which may cause future results to differ materially from expectations are discussed in the Form 10-K for the year ended Dec. 31, 1998, filed with the Securities Exchange Commission.

# # #
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